151 Bloor St West, Suite 703 Toronto, Ontario Canada M5S 1S4 Tel : 416 927 7000 Fax : 416 927 1222 www.lingomedia.com

June 17, 2009

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Ms. Claire Erlanger

RE:	Lingo Media Corporation (File No. 333-98397)
Comment letter dated September 11, 2008

Dear Ms Erlanger:

Please find below our response to the SEC’s comment letter dated September 11, 2008.  As discussed on the telephone, Lingo Media Corporation (the “Company”) has already filed Form 20-F for the year ended December 31, 2008 on May 15th, 2009 and has already taken all your comments into consideration.

1.	Please add an explanatory note to the beginning of the amended Form 20-F to discuss the nature of the changes that have been made to the amended filing.

The filing in questions is for the year ended December 31, 2007 and since much time has passed and we have subsequently filed the Form for the year ended December 31, 2008 hence we will not be amending the 2007 filing.  Please note that we have considered all your comments in the 2008 filing and where applicable, all historical information reflect those changes.

2.	Please tell us how many reportable segments you had for the year ended December 31, 2007. If there are three, please revise your results of operations section and Note 18 of the financial statement.

In 2007, the Company has Early Childhood Development, English Language Learning Publishing and Online English Language Learning as reportable segments.  At the time, Online English Language Learning was a new part of English Language Learning Publishing and was in its infancy.  It had $0 revenue and $0 cost of sales hence the segmented information omitted this segment.  Since then in our 2008 filing, we have included Online English Language Learning as a separate part of segmented reporting.

3.	Please tell us whether the proposed grant audit adjustment is to reclassify these expenditures within the income statement or whether the adjustment could affect the amount of reported net loss.

The Company was audited by the Canadian International Development Agency and was assessed with a repayment amount of $139,420 in relation to the 2003 to 2005 grant application.  The Company found out about the assessment after we filed the 2007 annual financial statements but before filing the 20-F hence the disclosure of this contingency was not included in the notes of the financial statements.  The Company does not believe the assessment is appropriate and is vigorously appealing it.  For the quarter ended June 30, 2008, the Company accrued $45,000 of contingent loss in the income statement and this contingency was clearly stated in the notes of the financials.

4.
Please revise your disclosure in your Form 20-F for the year ended December 31, 2007 so that it discusses foreign currency risk using one of the three disclosure alternatives set forth in the Item 11 of Form 20-F.

The Company conforms to the disclosure requirement in the 2008 filing.

5.	Please revise to include an audit report which covers the years ended December 31, 2006 and 2005.

Separate audits were completed for the year 2006 and 2005 and the audit report can be found on Edgar under the respective year.  The audit report on the 2008 filing included the following explanatory paragraph, “the consolidated financial statements as at and for the years ended December 31, 2007, except for restatement referred to in Note 26, and December 31, 2006 were audited by other auditors who expressed opinions without reservation on those consolidated financial statements in their reports dated April 20, 2008 and May 4, 2007, respectively.”  The Company believe it should be sufficient.

6.
Please provide detail of the nature of costs that are capitalized for established businesses under US GAAP.  Indicate the authoritative accounting literature you are following for development cost under US GAAP.  Finally please tell us why the US GAAP reconciliation in Note 19 includes an adjustment to add back the amortization of development costs but does not include an adjustment to expense the development costs.

The capitalized costs relate to author fees and expenses for the development of the English Language Learning business.  In our 2008 filing we have expensed all the capitalized costs for this line of business in accordance to SFAS No. 2 under US GAAP and are reflected on the US GAAP reconciliation.  Under the US GAAP reconciliation, the amortization of the development cost under Canadian GAAP has been added back to the income statement and the write-off of the development cost was expensed on the income statement.

7.	Please provide the nature of the “Bank indebtness assumed on acquisition” on the 2006 cash flow statement.

Bank indebtness assumed on acquisition is the liability assumed on the acquisition of A+.  On the 2008 filing we have amended the historical presentation and reflected the liability as part of accounts payable.

8.
Shares that were issued to vendors as a non-cash transaction valued at $30,000 should not be reflected as part of the cash inflow for stock issued on the statement of cash flow.  Please revise accordingly.

The non-cash note under the statement of cash flow was incorrect.  Services were performed and the individuals were paid cash and subsequently those individual chose to use those proceeds to subscribe to shares of the Company.  That note should have been removed.

9.	Please explain the nature of development costs included in the 2006 and 2005 financial statements.

There has been some confusion around the responses from the Company regarding development costs.  In some instances the Company confused development costs with the software and development costs of its wholly owned subsidiary, Speak2Me Inc.

Development costs in 2006 and 2005 relate to expenses incurred for the development of our English Language Learning business.  In our latest filing, the Company adjusted the US GAAP reconciliation and expensed all the development costs in the income statement.  Under US GAAP reconciliation, amortization from Canadian GAAP has been added back while the write-off was expensed to the income statement.

10.
The Company capitalizes all costs related to the development of the Speak2Me online service.  Please explain and revise your disclosure in Note 20 to indicate the nature of these costs and to disclose how software and web development costs were accounted for under US GAAP.

The Company does not capitalize cost related to the development of the Speak2Me online service under US GAAP; only as permitted under Canadian GAAP.  Speak2Me was acquired in 2007 and all expenses incurred for the development of the service since the acquisition has been expensed on the income statement under US GAAP.

11.
The Company allocated the purchase price of Speak2Me to software and development costs.  Please explain the nature of these costs and why the Company believe it was appropriate to capitalize these costs as part of the purchase price allocation under US GAAP.

The acquisition costs of the Speak2Me technology are considered acquired in-process research and development. Since on the acquisition date, the technology acquired requires a substantial amount of development work in order to begin selling as a product hence this cost is expensed in 2007.  The Company failed to identify this as a reconciling item between US and Canadian GAAP in its US reconciliation note and as such the Company restated the reconciliation in the 2008 filing to reflect the expense.

12.	Please revise future filings to retroactively reflect the 1 for 7 share consolidation for all stock related disclosures.

The Company has reflected this change in its latest filing.  All stock related disclosure has been updated with this event.

13.	In 2006, the amount of options exercised is still 1,853,891 but the amount disclosed in the notes below total 2,176,905. Please revise to eliminate the discrepancies.

The number of options exercised for cash should have been 435,900 and the number of options exercised for accounts payable settlement is 1,417,996.  The Company acknowledge the discrepancy but this information does not appear on the 2008 filing therefore no adjustment is required on the current financial statement.

14.
The provision for income taxes for 2007 is affected by the change in prior year estimates.  Please explain the nature of these changes in estimates and tell us why you believe it is appropriate to record the changes in 2007 rather than in the prior year period.

Changes in accounting estimates resulted from new information.  Pursuant to FAS 154 paragraph 19, a change in accounting estimate is accounted for in the period of change and shall not be accounted for by restating or retrospectively adjusting amounts reported in financial statements of prior periods.

15.
Please tell us and revise your accounting policy disclosures to clarify whether rent expense associated with your building and equipment operating leasing arrangements is recognized on a straight-line basis.

The Company revised its accounting policy disclosure in our 2008 filing.

16.	Please prepare a supplemental US GAAP Statement of Changes in Stockholders’ Equity.

The Company included the schedule in the latest filing under Note 23, US GAAP reconciliation section of the financial statements.

17.	Please include the disclosure of basic and diluted EPS calculations in accordance to US GAAP in future filings.

The basic and diluted EPS calculation has been included in the income statement of the 2008 financial statement.

18.	Please explain the nature of the incremental costs that is capitalized under US GAAP.

This has been addressed in comment number 6 above.

19.	Please explain how you determine and calculate the amount of reconciling adjustment to shareholders’ equity.

The reconciling adjustments to shareholders’ equity represent the cumulated effect of all the adjustments arise from the difference between Canadian and US GAAP.

20.	Please explain the nature of software and web development cost and how we account for these costs under US GAAP.

This has been addressed in comment number 10 above.

We hope the above has clarified the questions you have regarding Form 20-F.  Again, the Company took all the comments provided and has addressed them all in our latest 2008 filing.  Should you have any further questions, please feel free to contact me at (416) 927-7000 ext. 28.

Yours truly,

/s/ Mabel Hui
Mabel Hui Controller